UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 5*

Diana Containerships Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

Y2069P127
(CUSIP Number)

Attn: Ioannis Zafirakis Pendelis 18, 175 64 Palaio Faliro Athens, Greece 011 30 216 600 24000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2069P127

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Simeon Palios

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
424,477

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
424,477

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

424,477

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y2069P127

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corozal Compania Naviera S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Panamanian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
19,371

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
19,371

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,371

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2069P127

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ironwood Trading Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
38,742

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
38,742

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,742

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2069P127

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Taracan Investments S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Panamanian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
288,932

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
288,932

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

288,932

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.

All share numbers contained in this Amendment No. 5 to the Schedule 13D account for the one-for-eight reverse split of the common shares, par value $0.01 per share, (the "Shares") of the Issuer effected on June 9, 2016.

Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on August 18, 2014.

Item 2.	Identity and Background.

This Amendment No. 5 to the Schedule 13D is being filed on behalf of the Reporting Persons, as described in the Schedule 13D filed with the Commission on February 14, 2011.

To the best of the Reporting Persons' knowledge, none of the persons listed in Item 2 have, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on August 18, 2014.

Item 3.	Source and Amount of Funds or Other Consideration.

Simeon Palios previously acquired beneficial ownership of 186,246 Shares held indirectly through record owners Abra Marinvest Inc. ("Abra") and Mitzela Corp. ("Mitzela"), for no consideration.

Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on August 18, 2014.

Item 4.	Purpose of Transaction.

Simeon Palios, the Chairman, President and Chief Executive Officer of both Diana Shipping Inc. and the Issuer, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on August 18, 2014.

Item 5.	Interest in Securities of the Issuer.

(a. & b.) According to the Issuer's Report on Form 6-K filed with the Commission on September 20, 2016, the Issuer had 9,361,274 Shares outstanding as of June 30, 2016. Based on the foregoing, the following persons report beneficial ownership of the following Shares:

Corozal Compania Naviera S.A. ("Corozal") owns an aggregate of 19,371 Shares, Ironwood Trading Corp. ("Ironwood") owns an aggregate of 38,742 Shares and Taracan Investments S.A. ("Taracan") owns an aggregate of 288,932 Shares, representing 0.2%, 0.4% and 3.1% of the Issuer's issued and outstanding Shares, respectively. Simeon Palios indirectly may be deemed to beneficially own (i) 347,045 Shares through the other Reporting Persons, as the result of his ability to control the vote and disposition of such other Reporting Persons, and (ii) 77,432 Shares through record owners Abra and Mitzela, as the result of his ability to control the vote and disposition of such entities, for an aggregate of 424,477 Shares, representing 4.5% of the Issuer's issued and outstanding shares.

Corozal has sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 19,371 Shares. Ironwood has the sole power to dispose or direct the disposition of 0 Shares, and has the shared power to dispose or direct the disposition of 38,742 Shares. Taracan has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 288,932 Shares. Simeon Palios has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 424,477 Shares.

(c.) Taracan sold, in open market transactions, (i) 100,000 Shares on November 25, 2016 at a price of $4.38 per share, (ii) 172,063 Shares on November 28, 2016 at a weighted average price of $4.29 per share, (iii) 100,000 Shares on November 29, 2016 at a price of $3.58 per share, (iv) 100,000 Shares on November 30, 2016 at a price of $3.62 per share, and (v) 23,477 Shares on December 1, 2016 at a price of $3.75 per share. Abra sold in open market transactions (i) 41,807 Shares on November 22, 2016 at a weighted average price of $4.35 per share and (ii) 11,827 Shares on November 23, 2016 at a weighted average price of $4.99 per share. Mitzela sold in open market transactions i) 20,000 Shares on October 14, 2016 at a price of $2.78 per share and (ii) 35,180 Shares on November 17, 2016 at a price of $8.91 per share. No other transactions in the Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e.) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares on November 30, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change from the Schedule 13D/A filed with the Commission on August 18, 2014.

Item 7.	Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement dated December 13, 2016 among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2016
(Date)

Corozal Compania Naviera S.A. By /s/ Simeon Palios	Ironwood Trading Corp. By /s/ Simeon Palios
Simeon Palios Principal	Simeon Palios Principal

Taracan Investments S.A. By /s/ Simeon Palios
Simeon Palios Principal

/s/ Simeon Palios
Simeon Palios

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 5 to Schedule 13D, dated December 13, 2016, and any further amendment thereto, relating to the Common Stock, par value $0.01, of Diana Containerships Inc. shall be filed on behalf of the undersigned.

December 13, 2016
-----------------------
(Date)

Corozal Compania Naviera S.A. By /s/ Simeon Palios	Ironwood Trading Corp. By /s/ Simeon Palios
Simeon Palios Principal	Simeon Palios Principal

Taracan Investments S.A. By /s/ Simeon Palios
Simeon Palios Principal

/s/ Simeon Palios
Simeon Palios